Filed pursuant to Rule 433

Registration Statement No. 333-278506

Sanofi

Pricing Term Sheet for the 2032 Fixed Rate Notes

U.S.$1,200,000,000 4.200% Notes due 2032 (the “2032 Fixed Rate Notes”)

Issuer	Sanofi

Format	SEC-registered global notes

Title	4.200% Notes due 2032 (the “2032 Fixed Rate Notes”)

Principal	U.S.$1,200,000,000

Issue Price	99.790% plus accrued interest, if any, from November 3, 2025

Pricing Date	October 27, 2025

Expected Settlement Date	November 3, 2025 (T+5)

Maturity Date	November 3, 2032

Day Count	30/360

Day Count Convention	Following unadjusted

Optional Redemption	Make-whole call at Treasury Rate plus 10 bps before September 3, 2032
Par call at 100% principal amount on or after September 3, 2032

Tax Redemption	Applicable

Ranking	Unsecured and unsubordinated

Interest Rate	4.200% per annum

Benchmark Treasury	3.875% due September 30, 2032

Benchmark Treasury Price	100-17 1/4

Benchmark Treasury Yield	3.785%

Spread to Benchmark Treasury	+45bps

Yield to Maturity	4.235%

Date Interest Starts Accruing	November 3, 2025

Interest Payment Dates	Each November 3 and May 3, commencing May 3, 2026

Regular record dates for interest	Each October 19 and April 18

Trustee	Deutsche Bank Trust Company Americas

Listing	None

Denominations	U.S.$2,000 and increments of U.S.$1,000 above that amount

Expected Ratings of the Notes*	Moody’s: Aa3/Stable
Standard & Poor’s: AA/Stable
Scope Ratings: AA/Stable

CUSIP/ISIN	801060 AJ3 / US801060AJ31

Global Coordinators and Joint Book-Running Managers	Barclays Capital Inc., BNP Paribas Securities Corp., BofA Securities, Inc.

Joint Book-Running Managers	J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Natixis Securities Americas LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment on November 3, 2025 (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day before delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 and BofA Securities, Inc. toll-free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.